(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MPW INDUSTRIAL SERVICES GROUP, INC.

(Full Name of Registrant)

(Former Name if Applicable)

9711 Lancaster Road, S.E.

(Address of Principal Executive Office (Street and Number))

Hebron, Ohio 43025

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MPW Industrial Services Group, Inc. (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended June 30, 2005. The Company was unable to file its Form 10-K by September 28, 2005 without unreasonable effort or expense because the Company has not yet finalized its financial statements and is still providing supporting documentation related to income taxes and derivatives to its auditor. As a result, the Company’s auditor was unable to complete the audit of the Company’s financial statements within the necessary period of time. The Company currently anticipates that the Form 10-K will be filed by no later than the fifteenth calendar day on October 13, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Valentine (Name)	740 (Area Code)	927-8790 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MPW INDUSTRIAL SERVICES GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2005	By:	/s/ Robert Valentine
Robert Valentine
Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer